

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

July 28, 2009

By U.S. Mail and Facsimile to (717) 763-6402

Stephen J. Schnoor
Senior Vice President and Chief Financial Officer
Harsco Corporation
P.O. Box 8888
Camp Hill, Pennsylvania 17001-8888

**Re: Harsco Corporation
        Definitive Proxy Statement on Schedule 14A
        Filed March 19, 2009
        File No. 001-03970**

Dear Mr. Schnoor:

        We have reviewed your letter dated June 30, 2009 and have the following comment.

<u>Definitive Proxy Statement Filed March 19, 2009</u>

<u>Executive Compensation, page 25</u>

<u>Compensation Discussion and Analysis, page 25</u>

<u>Peer Group and Market Data, page 28</u>

1.   We note your response to comment two in our letter dated April 28, 2009 that Towers Perrin takes into account the size of the Company and its lines of business by using regression analysis to adjust the database information such that the market data provided to the Compensation Committee corresponds to organizations and business units of similar size but that the regression analysis does not produce a readily identifiable subset of companies. It appears that a peer group is indeed identified when the market data provided corresponds to organizations and business units of similar size. Please provide further explanation.

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Please contact Dieter King, staff attorney, at (202) 551-3338 or Craig Slivka, special counsel, at (202) 551-3729 with any questions.

Sincerely,

Pam Long
Assistant Director